Free Writing Prospectus

Filed Pursuant to Rule 433

Dated August 10, 2010

Registration Statement No. 333-146701

Free Writing Prospectus dated August 9, 2010

$200,000,000 Automobile Receivables Backed Notes

AmeriCredit Automobile Receivables Trust 2010-B

Issuing Entity

AFS SenSub Corp.

Depositor

Sponsor and Servicer

The depositor has prepared a prospectus supplement to the prospectus dated November 7, 2007 which describe the notes to be issued by the issuing entity. You should review the prospectus supplement and the prospectus in their entirety before deciding to purchase any of the notes.

Ratings

The notes must receive at least the following ratings from Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business, or S&P, and Moody’s Investors Service Inc., or Moody’s, in order to be issued.

	Moody’s	S&P
Class A-1 notes	P-1	A-1+
Class A-2 notes	Aa3	AAA
Class A-3 notes	Aa3	AAA

The rating on the Class A-1 Notes by S&P will be made without regard to the financial guaranty insurance policy issued by Assured Guaranty Corp., or policy. The rating on the Class A-1 Notes by Moody’s is based primarily on the expected cash flows on the underlying automobile loan contracts during the collection periods prior to the Class A-1 final scheduled distribution date and partially on the policy. The ratings on the Class A-2 Notes and the Class A-3 Notes by S&P and Moody’s will be based primarily on the policy. To the extent that the ratings are based on the policy, the ratings apply to distributions due on the insured distribution dates, and not to distributions due on the distribution dates. In the future, a rating agency, in its discretion, may lower, qualify or withdraw its rating as to any class of notes.

A separate underlying rating of “A” by S&P and “A1” by Moody’s will be assigned to all classes of notes, other than the Class A-1 Notes. Each underlying rating is based on the stand-alone strength of the underlying assets, including credit enhancement, of the notes at the time the notes are issued, without regard to the policy. In the future, a rating agency, in its discretion, may raise, qualify, lower or withdraw its underlying rating as to any class of notes.

The ratings on the notes will depend partially, in the case of the Moody’s rating of the Class A-1 Notes, and primarily, in the case of the ratings on the Class A-2 Notes and the Class A-3 Notes, on the creditworthiness of Assured Guaranty Corp., or the insurer or Assured Guaranty, as the provider of the policy relating to the notes. There is a risk that if any of the insurer’s financial strength ratings are reduced, the rating agencies may reduce the notes’ ratings. Monoline insurance companies have suffered substantial negative effects in connection with the recent economic slowdown in the United States. Most monoline insurance companies have had their financial strength ratings reduced or withdrawn. There is a risk that, notwithstanding the current strength of the insurer’s financial strength rating, the insurer could suffer a ratings downgrade in the future that could have a negative impact on the rating of the notes.

The Insurer

Ratings

Assured Guaranty’s financial strength is rated “AAA” (negative outlook) by S&P and “Aa3” (negative outlook) by Moody’s. On February 24, 2010, Fitch, Inc., or Fitch, at the request of Assured Guaranty Ltd., or AGL, withdrew its “AA-” (negative outlook) insurer financial strength rating of Assured Guaranty at the then current rating level. Each rating of Assured Guaranty should be evaluated independently. An explanation of the significance of the above ratings may be obtained from the applicable rating agency. The above ratings are not recommendations to buy, sell or hold any security, and such ratings are subject to revision or withdrawal at any time by the rating agencies, including withdrawal initiated on behalf of Assured Guaranty in its (or AGL’s) sole discretion. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of any security guaranteed by Assured Guaranty. Assured Guaranty does not guarantee the market price of the securities it insures, nor does it guarantee that the ratings on such securities will not be revised or withdrawn.

Recent Developments

On May 17, 2010, S&P published a Research Update in which it affirmed its “AAA” counterparty credit and financial strength ratings on Assured Guaranty. At the same time, S&P continued its negative outlook on Assured Guaranty. Reference is made to the Research Update, a copy of which is available at www.standardandpoors.com, for a complete text of S&P’s comments.

In a press release dated December 18, 2009, Moody’s announced that it had confirmed its “Aa3” insurance financial strength rating of Assured Guaranty, with a negative outlook. Reference is made to the press release, a copy of which is available at www.moodys.com, for the complete text of Moody’s comments.

There can be no assurance as to any further ratings action that Moody’s or S&P may take with respect to Assured Guaranty.

In a press release dated February 24, 2010, Fitch announced that, at the request of AGL, it had withdrawn the “AA-” (negative outlook) insurer financial strength rating of Assured Guaranty at the then current rating level. Reference is made to the press release, a copy of which is available at www.fitchratings.com, for the complete text of Fitch’s comments.

For more information regarding Assured Guaranty’s financial strength ratings and the risks relating thereto, see AGL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed by AGL with the Commission on March 1, 2010, and AGL’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, which was filed by AGL with the Commission on May 10, 2010.

Bookrunner

RBS

Co-Managers

Credit Suisse	Deutsche Bank Securities	J.P. Morgan	UBS Investment Bank

The depositor has filed a registration statement (including a prospectus supplement and prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling 1-866-884-2071.